March 27, 2013

RE: Get cash now from your Apple REIT Ten, Inc. investment.

Dear Investor,

Good news!  Now you can sell your Apple REIT Ten, Inc. investment and regain control of your money.  Right now, MacKenzie Capital Management, LP will pay you $5.25 per Share. Now you can do what you want with your money—move it to a more liquid investment, pay off your bills, or buy something you really need-and quit waiting for Apple REIT Ten, Inc. to decide if or when you get your money back. But this offer expires on May 17, 2013, so you must act soon.

Why take advantage of this opportunity today?

•
Extremely limited redemption program. The Company only redeemed 8% and 12% of the Shares of those Shareholders who requested redemption for October 2012 and January 2013.  According to Apple REIT’s redemption program, “the maximum number of units that may be redeemed in any given year is three percent of the weighted average number of units outstanding...”

•
Eliminate the long and uncertain waiting period.  Private and non-traded securities like Apple REIT can be very difficult to sell.  It can take weeks or months to find an interested buyer and Apple REIT may continue to operate indefinitely!

•	Regain control over your investments. It’s your money, but you can’t access it. Now you can move your money into a more liquid investment or simply cash out and pay your bills.

If you act today, you can get your cash now. We will mail your check within three business days after Apple REIT Ten, Inc. confirms the transfer.  MacKenzie has been in the business of buying private real estate investments for over 25 years and has successfully cashed-out tens of thousands of investors like you. Our advisory affiliate is a registered investment adviser with the SEC and has over $200 million dollars under management. There are no financing contingencies with this offer.

Our advisory affiliate is a registered investment adviser with the SEC and has over $200 million dollars under management. There are no financing contingencies with this offer. The Offer is available at www.mackenziecapital.com/tenders/Apple10.pdf, the SEC’s EDGAR website, and for free by calling us. If you choose to sell your Shares to us, please read and sign the enclosed Assignment Form and return it to us today so we can send you your money. If you have any questions, please call us at (800) 854-8357, fax us at (925) 631-9119, or email us at offers@mackenziecapital.com.

Sincerely,

Pat Patterson
Chairman

P.S. Remember, this offer expires May 17, 2013 (unless extended). So don’t delay. Fill out and mail in the Apple REIT Ten, Inc. Assignment Form today so we can transfer the Shares and rush you a check.

The Purchasers are offering to purchase for cash up to 300,000 Shares of common stock of Apple REIT Ten, Inc., at a price of $5.25 per Share, upon the terms and subject to the conditions set forth in Purchasers’ Offer to Purchase and in the related Assignment Form for the offer. The terms of the Offer are set forth in the Offer to Purchase, which you should read, available at www.mackenziecapital.com/tenders/Apple10.pdf, the SEC’s EDGAR website, and by calling or writing us for a free copy.

THE OFFERS AND WITHDRAWAL RIGHTS EXPIRE AT 11:59 P.M., PACIFIC TIME, ON MAY 17, 2013, unless and until Purchasers, in their sole discretion, shall have extended the period of time for which the Offer is open.  Tenders of Shares made pursuant to the Offer is irrevocable, except that Shareholders who tender their Shares in response to the Offer will have the right to withdraw their tendered Shares at any time prior to the Expiration Date by sending us a written or facsimile transmission notice of withdrawal identifying the name of the person who tendered Shares to be withdrawn, signed by the same persons and in the same manner as the Assignment Form tendering the Shares to be withdrawn. The Offer contains terms and conditions and the information required by Rule 14d-6(d)(1) under the Exchange Act which are incorporated herein by reference. The Tender Offer Documents contain important information which should be read carefully before any decision is made with respect to the Offer.